First Fright LLC

Balance Sheet as of May 3, 2022

(Unaudited)

Contents

Balance Sheet

First Fright, LLC
As of May 03, 2022

Liabilites + Equity	2022-05-03
Assets	
Cash and Cash equivalents	2,150.00
Total Assets	**$2,150.00** USD
Equity	
Net Income	0.00
Total Equity	**$2,150.00** USD
TOTAL LIABILITIES + EQUITY	**$2,150.00** USD

Profit and Loss

First Fright, LLC
Income Billed
For April 7, 2022 (Inception) - May 3, 2022

	Apr	May	Year Total
Income (Billed)*			
Sales	0.00	0.00	0.00
Cost of Goods Sold	0.00	0.00	0.00
Gross Profit	**$0.00**	**$0.00**	**$0.00**
			USD
Less Expenses			
Expenses	350.00	0.00	0.00
Total Expenses	**$350.00**	**$0.00**	**$350.00**
Net Profit	**-$350.00**	**$0.00**	**-$350.00**
			USD

First Fright LLC

NOTES TO THE FINANCIAL STATEMENTS

As of May 3rd, 2022

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

First Fright, LLC ("the Company") was formed in Illinois on April 7th, 2022. The Company plans to produce a horror feature film, intended for festival premiere and eventual distribution on some combination of theatrical, physical media, and streaming platforms.

The Company intends to issue an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, the Company will retain remaining proceeds.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For the purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES

Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES

Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY

No stock was issued, nor dividends paid for the periods under review.